

March 13, 2009

Mr. Li Feilie, Chief Executive Officer
China Natural Resources Inc.
Room 2205, West Tower Shun Tak Centre
168- 200 Connaught Road Central
Sheung Wan HONG KONG

      Re: **China Natural Resources Inc.**
              Form 20-F for Fiscal Year Ended December 31, 2007
              Filed June 3, 2008
              Response Letter Dated October 14, 2008
              File No. 0-26046

Dear Mr. Feilie:

      We have reviewed your response letter and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2007

1.   In reference to our telephone conservation of March 13, 2009, please forward to our engineer, George K. Schuler as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of your materials which may be designated as proven or probable reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

For the initial suitability review of reserve estimates, the executive summary of a Bankable Feasibility or Preliminary Feasibility (Pre-Feasibility) Report is the best preliminary submission. These reports include cost estimates addressing capital (initial/startup and sustaining), operating costs, and a life of mine cash flow estimate in addition to the exploration, mine operations, processing and sales data. Other economic measurements may be established from the cash flow estimate and are included in these summary documents. Should only an inferred resource estimate is available, no proven or probable reserves are possible, and a submission is not necessary.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551 – 3718. The supplemental information may be mailed to the Division of Corporation Finance 100 F Street NE Washington, D.C. 20549-7010

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Gary Newberry at (202) 551-3761, or Kim Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief

cc: Mr. Steven I. Weinberger
     Schneider Weinberger & Beilly LLP